Impact Science Education Inc.mp4 (3m 23s) https://jotengine.com/transcriptions/cf8XljZtJoJM3h6LnFzrTA
6 speakers (Ladie Malek, Robin Cooper, Speaker 3, Speaker 4, Speaker 5, Speaker

[0:00:00]
Ladie Malek: I'm Ladie Malek. I'm the president and co-founder of Impact Science
 Education. In college I studied engineering. I went to UCLA. We were compelled to create Impact Science Education because we know that if teachers have the rig ht kinds of tools, they can do amazing lessons with their students, and that's w hat we want. Imagine science camp. Students are engaged, they're excited, they'r e designing things, building things. Why can't we have that kind of experience i n a science classroom? In California we have new science standards that were ado pted back in 2013, and teachers have been waiting for the curriculum to come out

[0:00:50]
Robin Cooper: Hi, I'm Robin Cooper and I'm the co-founder of Impact Science Educ ation. I've been teaching middle school science for 23 years. New teachers are g oing to struggle teaching the new standards because they're new to the classroom .. They're just trying to figure out how to even begin to teach and this is going to give them a roadmap. Teachers that are more experienced, Impact Science Educ ation is going to provide for them a pattern, a scaffold to follow so that they

[0:01:24]
Ladie Malek: We want to just give teachers those tools, those instructions that say, "When you go in, here's what you need to be prepared to do. Here are the ma terials you need. Here are the questions you ask. Here's how you create that mag

[0:01:37]
Robin Cooper: We're developing curriculum for 6th, 7th and 8th grade, daily less

[0:01:43]
Ladie Malek: We made the early lessons available to six teachers at Robin's scho

[0:01:49]
Robin Cooper: ... And we thought ...

[0:01:50]
Ladie Malek: ... There would probably be a range of reactions, and we were amaze d all six teachers said, "These lessons are amazing. I'm learning so much with m y students. My students are having so much fun. Are you going to write more less

[0:02:07]
Speaker 3: That's why I've had a really positive experience with the Impact Scie nce curriculum. It's really allowed for student-lead learning through investigat ion. It's also allowed students to design and build and test designs to improve

[0:02:25]
Speaker 4: It's great having Impact Science because it's very organized and lays everything out for me. The structure's very predictable for the students so the y know how to behave each day. They know what, how to engage in class and what's expected of them, and it always gives opportunities for the kids to be involved

[0:02:41]
Speaker 5: Impact Science does a really great job of taking those experiences an d bringing them back down to kids who really need to be inspired about science a nd need to see that science is something that every kid already does and have ac

[0:02:54]
Speaker 6: This is a low-cost alternative. Shouldn't science and engineering be

[0:03:03]
Ladie Malek: When people think about transforming education, sometimes they thin k of a new technology or an app. That's not really what it's about. It's really about helping teachers teach science the way that it's meant to be taught, so we 'll really be doing our students a favor and doing ourselves a favor if we inves [0:03:20]